CUSIP NO. 38143P 20 1


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         GOLDONLINE INTERNATIONAL, INC.
                                 NAME OF ISSUER


                          COMMON STOCK $.0001 PAR VALUE
                          TITLE OF CLASS OF SECURITIES



                                   38143P 20 1
                                  CUSIP NUMBER

                          INTERNATIONAL INTERNET, INC.
                         6413 CONGRESS AVENUE, STE. 240
                              BOCA RATON, FL 33487

                                 (561) 988-2334
                  NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                                 APRIL 26, 2000
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with this statement. [ ]

CUSIP NO. 38143P 20 1

1.  Name of Reporting Persons                     International Internet, Inc.
    Tax Identification Number                               13-3876100

2.  Check the Appropriate Box if a Member                           (a){   }
    of a Group. (See instructions)        (b){   }

3.  SEC Use Only

4.  Source of Funds                                                       WC

5.  Check if Disclosure of Legal Proceedings
    is Required pursuant to Items 2(d) or 2 (e)                        {   }

6.  Citizenship or Place of Organization                              Delaware


                                    (7)  Sole Voting Power          10,200,000

Number of Shares Beneficially       (8)  Shared Voting Power
Owned by Each Reporting Person      (9)  Sole Dispositive Power     10,200,000
With:                               (10) Shared Dispositive
                                         Power


11.      Aggregate Amount Beneficially Owned                        10,200,000
         By Each Reporting Person

12.      Check if the Aggregate Amount
         in Row 11 Excludes Certain Shares                              {    }

13.      Percent of Class Represented                                    11.3%
         by Amount in Row 11

14.      Type of Reporting Person                                           CO


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.0001 par value (the "Stock"), of Goldonline International, Inc., a Delaware corporation ("GDOL"). The executive offices of Goldonline International, Inc. are located at 111 Rhodes, Conroe, TX 77301.

CUSIP NO. 38143P 20 1

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by International Internet, Inc. ("IINN"), a Delaware corporation. The business address of IINN is 6413 Congress Avenue, Ste. 240, Boca Raton, FL 33487.

         During the last five years, IINN has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 10, 1999, IINN acquired 10,000,000 shares (the "Shares") of GDOL's Common Stock pursuant to the terms of that certain Stock Purchase Agreement dated June 10, 1999, between GDOL and IINN. Pursuant to the Stock Purchase Agreement, IINN received the Shares in exchange for 100% of the outstanding capital stock of Gold Online.com, Inc., a Delaware corporation, which IINN had owned.

         On February 1, 2000, IINN exercised a warrant and acquired 200,000 shares of GDOL's Common Stock for $100,000 in cash.

ITEM 4.  PURPOSES OF TRANSACTION.

         The acquisition of Stock reported herein was made to obtain an equity interest in Goldonline International, Inc. IINN intends from time to time, depending upon market conditions, the state of affairs of GDOL and of the business in which it is engaged and other factors, to acquire additional shares of Stock subject to applicable laws, but IINN may determine to sell all or a portion of the shares of Stock that it now owns or hereafter may acquire. IINN intends to continue to consider its equity interest in GDOL and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

         Except as set forth above, IINN has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 38143P 20 1

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At the close of business on April 26, 2000, IINN beneficially owned 10,200,000 shares of Stock, or approximately 11.3% of the 89,902,408 outstanding shares of Stock of GDOL as reported by GDOL in its Form 8-K filing dated April 26, 2000.

         (b) IINN has sole voting and dispositive power with respect to 10,200,000 of the shares of Stock disclosed in Item 5(a) above.

         (c) IINN has not sold any shares of Stock during the past sixty days.

         (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP NO. 38143P 20 1

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   November 6, 2000

                                         INTERNATIONAL INTERNET, INC.


                                         By:   /S/ GARY SCHULTHEIS
                                               ------------------------------
                                                   GARY SCHULTHEIS, PRESIDENT